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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbury Piret Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place, 26th floor, Boston, MA 02108

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marguerite A. Piret mpiret@newburypiret.com (617) 367-7300 X2103

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Wachman LLP PCAOB # 566

(Name – *if individual, state last, first, middle name*)

747 Washington Street Holliston, MA 01746

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Marguerite A. Piret, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbury Piret Company, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

TRACEY STERLING
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Comm. Expires July 5, 2024

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Newbury Piret Company

(A Subsidiary of Newbury Piret & Company, Inc.)

Annual Audited Report
Form X-17A-5 Part III

For the Period January 1, 2017 to December 31, 2017

Newbury Piret Company
(A Subsidiary of Newbury Piret & Company, Inc.)

Index to Financial Statements
December 31, 2017

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of Newbury Piret Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Newbury Piret Company as of December 31, 2017, the related statements of operations, changes in stockholder's equity, cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Newbury Piret Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Newbury Piret Company's management. Our responsibility is to express an opinion on Newbury Piret Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Newbury Piret Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Computation of Basis Net Capital Requirement; Computation of Aggregate Indebtness; Reconciliation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Newbury Piret Company's financial statements. The supplemental information is the responsibility of Newbury Piret Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Miller Wachman LLP

We have served as Newbury Piret Company's auditor since 2013.

Boston Massachusetts
March 14, 2018

Newbury Piret Company
(A Subsidiary of Newbury Piret & Company, Inc.)

Statement of Financial Condition
December 31, 2017

Assets

Cash	$	487
Marketable securities		14,464
Interest receivable from parent company		2,698
Prepaid Expenses		637
Note receivable from parent company		7,890
Due from parent company		10,500
Total Assets	$	36,676

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	7,300
		7,300
Stockholder's Equity		
Common stock, $1 par value		
Authorized 80,000 shares		
Issued and outstanding 2,723 shares		2,723
Additional paid-in capital		20,637
Retained Earnings		6,016
Total Stockholder's Equity		29,376
Total Liabilities and Stockholder's Equity	$	36,676

The accompanying notes are an integral part of these Financial Statements

Newbury Piret Company
(A Subsidiary of Newbury Piret & Company, Inc.)

Statement of Operations
December 31, 2017

Revenues	
Fee Income	$ 23,977
Interest Income	953
	24,930
Expenses	
General administration	22,372
Occupancy	108
	22,480
Net Income	$ 2,450

The Accompanying notes are an integral part of these Financial Statements

Newbury Piret Company
(A Subsidiary of Newbury Piret & Company, Inc.)

Statement of Changes in Stockholder's Equity
December 31 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at Beginning of Year	$ 2,723	$ 20,637	$ 3,565	$ 26,925
Net Income			2,451	2,451
Balance at End of Year	$ 2,723	$ 20,637	$ 6,016	$ 29,376

The accompanying notes are an integral part of these Financial Statements

Newbury Piret Company
(A Subsidiary of Newbury Piret & Company, Inc.)

Statement of Cash Flows
December 31, 2017

Cash Flows from Operating Activities

Net Income	$	2,451
Changes in operating assets and liabilities		
Interest receivable		(915)
Prepaid expenses		(637)
Accounts payable and accrued expenses		1,649
Cash used by operating activities		(524)
Cash Flows from Investing Activities		
Purchase of Marketable Securities		(38)
Cash used in Financing Activities		(38)
Net Decrease in Cash		(788)
Cash at Beginning of Year		1,275
Cash at End of Year		487

The accompanying notes are an integral part of these Financial Statements

Notes to Financial Statements
December 31, 2017

Note 1 - Nature of Business

Newbury Piret Company (the "Company) (a corporation) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory services and does not hold funds or securities for the accounts of its customers.

The Company is a wholly owned subsidiary of Newbury, Piret and Company, Inc. and serves as the Company through which activities associated with the broker dealer license is held.

Note 2 - Summary of Significant Accounting Policies

Basis ofAccounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period it is earned rather than when received and recordsexpenses in the period in which incurred rather than when paid.

UseofEstimates

The preparation of financial statements in conformity with accounting principles generally acceptedin the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at thedate of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Related Party

The Company shares office space with its parent. During 2015, the Company entered into an agreement with its parent company whereby the parent company pays the Company for services performed. Subsequently, the Company uses the direct cost method.

The Company earned $23,977 for services from its parent for the year ended December 31, 2017.

Note 3 - Related Party (continued)

Note receivable from parent company consists of a $10,020 (original amount) unsecured promissory note dated May 13, 2010. The note is payable on demand and accrues interest of 5% annually. The outstanding balance of the note as of December 31, 2017 was $7,890. Interest on the note was $390 for the year ended December 31, 2017

Due from parent company is a receivable with no repayment terms. Interest is accrued at 5% annually. The balance at December 31, 2017 was $10,500. Interest was $525 for the year ended December 31, 2017.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital pursuant to rule 15c3-1 of $7,362 which was $2,361 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital was .99 to 1.

Note 5 - Fair Value Measurements

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The threelevels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Note 5 - Fair Value Measurements (continued)

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value.

Investments: Investments include mutual funds. In general, and where applicable, we use quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to our Level 1 investments.

The following table represents the Company's assets measured at fair value on a recurring basis at December 31, 2017:

	Level 1
Marketable securities	$ 14,464

Marketable securities represent readily marketable shares in mutual funds invested in money market instruments, primarily United States Government obligations, bank obligations and commercial paper. The fund manages its portfolio to maintain a constant market price per share of $ 1.00. The cost equals the fair value

Note 6 - Income Taxes

The Company files its tax returns on a consolidated basis with its parent company, which has elected to be treated as an S corporation for both federal and state income tax purposes, whereby all elements of income and deduction are included in the tax return of the stockholder of the Company. Therefore, no income tax provision is recorded by the Company.

For the year ended December 31, 2017, the Company has no material uncertain tax positions to be accounted for in the financial statements. Federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

Note 7 - Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 14, 2018, the date the financial statements were available to be issued.

Note 8 - Part X-17A-5

The Company's most recent annual report on Form X-17A-5 is available for examination and copying at the Company's Boston, Massachusetts office or at the Boston Regional office of the Securities and Exchange Commission.

Note 9 - Commitments and Contingencies

The company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments.

Newbury Piret Company
(A subsidiary of Newbury Piret & Company, Inc.)

Schedule I
December 31, 2017

Computation ofNet Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

Total Capital	$29,376
Deductions for Non-allowable Assets Notes, loans receivable and prepaid expenses	21,725
	7,651
Net capital before haircuts	
Haircuts on Securities, computed, where applicable, pursuant to 15c3-l(f) Stocks and money market accounts	289
Net Capital	$7,362

Computation ofBasic Net Capital Requirement

Minimum Net Capital required 6.2/3% of total aggregate indebtedness)	487
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	5,000
Net Capital Requirement, Greater of Minimum Net Capital Required or Minimum Dollar Net Capital Requirement, in Accordance with Rule 15c3-1	5,000
Excess Net Capital	2,362
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	1,362

Newbury Piret Company
(A subsidiary of Newbury Piret & Company, Inc.)

Schedule I (continued)
December 31, 2017

Computation of Aggregate Indebtedness

Total Liabilities	$ 7,300
Subordinated debt	
Total Aggregate Indebtedness to Net Capital	7,300
Percentage of Aggregate Indebtedness to Net Capital	**99.16**

Reconciliation of Net Capital

Net Capital reported on Part IIA Focus Report	$7,362
Net Capital per audited financial statements	$7,362

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Newbury Piret Company
Boston, Massachusetts

We have reviewed management's statements, included in the accompanying Report of Exemption from SEC Rule 15c3-3, in which (1) Newbury Piret Company identified the following provisions of 17 C.F.R § 15c3-3(k) under which Newbury Piret Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions" and (2) Newbury Piret stated that Newbury Piret Company met the identified exemption provisions throughout the most recent fiscal year without exception. Newbury Piret Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Newbury Piret Company compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Miller Wachman LLP

Holliston, Massachusetts
March 14, 2018

Newbury Piret Company

Report of Exemption from SEC Rule 15c3-3

I, Marguerite A. Piret, President of Newbury Piret Company, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2017.

Newbury Piret claims Exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision.

Newbury Piret did not hold any customer funds or securities at any time during the year.

Newbury Piret met the identified exemption provisions throughout the reporting period of January 1, 2017 through December 31, 2017 without exception.

M A Piret

Marguerite A. Piret, President

Date 3/14/2018